Room 4561

December 1, 2006

Mr. Fredric B. Anderson
Vice President, Controller and Acting
 Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

>   **Re: Intermec, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Quarter Ended March 31, 2006**
>   **File No. 001-13279**

Dear Mr. Anderson:

We have reviewed your response to our letter dated August 18, 2006 in connection with the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note A: Significant Accounting Policies

Revenue Recognition, page F-12

1. We note your response to prior comment number 2. Based on disclosures within your filed documents and based on information provided on your website, it

would appear that your Enterprise Wireless Networks, Mobile Computing Products, and/or RFID Products include a software element that may be more than incidental to the related products as a whole. The software included within these products appears to be essential to the functionality of the hardware. It also appears that you separately sell software. In reviewing your website, we noticed the following:

    a. You offer to provide software analysis and design services

    b. You offer to provide detailed software implementation services, which includes software development and customization and software implementation and integration

    c. You offer to provide ongoing customer support services through software maintenance plans and through extended warranty plans for customized software

    d. You offer to provide training and related services

    e. You offer significant license fee discounts when customers upgrade to new base applications – see TPA 5100.50 and .51

Your arrangements appear to include software which is essential to the functionality of the hardware; the software appears to potentially require significant production, modification or customization; you also offer to provide implementation services and to provide specific updates and/or upgrades as well as training. Based on this information, address why you are not following SOP 97-2 in accounting for your multi-element arrangements.

2. Tell us more about the warranties provided within your arrangements, including the nature of the services you are obligated to perform under the various warranties and the length of the warranty periods. Do you separately sell this element? Also, clarify the period in which maintenance is performed under the original license arrangement and whether you have established renewal rates for maintenance beyond the initial period. Is the maintenance you perform under software maintenance revenue the same as your obligation in the initial warranty period?

Note I Intellectual Property Settlements, page F-33

3. We note your classification of intellectual property settlement proceeds as revenues and related costs as costs of revenues in fiscal periods 2002, 2003, 2004 and in the interim period of fiscal 2006. For each of the individual intellectual property settlements during these periods, describe to us the nature and terms of each of the provisions within these settlements. Based on the nature and provisions of the settlement, you should address what authoritative literature you are following in accounting for the settlement proceeds and the related costs. Provide us with a breakdown of the related costs recorded with each of the settlements. Further, address the appropriateness of the time periods in which each of the settlement revenues and related costs were recorded.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief